

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

Mail Stop 3561

August 27, 2007

Mark D. Ein
Chief Executive Officer
Capitol Acquisition Corporation
509 7th Street, N.W.
Washington DC

> **RE: Capitol Acquisition Corp.**
> **Registration Statement on Form S-1**
> **File No. 333-144834**
> **Filed July 24, 2007**

Dear Mr. Ein:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General Comments

1.   Prior to the effectiveness of the company's registration statement, please inform us as to whether or not the amount of compensation allowable or payable to the Underwriters has received clearance by the NASD.

2.   Please tell us the factors you considered in determining to value this offering at 200,000,000. It does not appear to the staff as though the determination to value the offering at this amount is an arbitrary decision and we would like to know the

      specific factors and motivations behind the valuation. Does the company expect to obtain additional funding through other financing arrangements to acquire a target? If so, please explain. Please note in particular that we are not seeking simply whether or not you have "a specific business combination under consideration" but are looking more to the type, nature and results to date of any and all diligence, evaluations, discussions (formal or informal), negotiations and/or other similar activities undertaken, whether directly by the company, an affiliate thereof, or an unrelated third party, with respect to a business combination transaction involving the company. This includes the time period before the company's corporate existence was established and encompasses any and all evaluations and/or discussions that may have taken place prior to the involvement of the principals. In crafting your response, please provide more analysis of both your potential target size and potential competition.

3.   In responding to the foregoing, we note your disclosure on page 16 that you "determined the size of the offering based on [y]our estimate of the capital required to facilitate [y]our combination with one or more viable target[s] …" Please explain your definition of a "stand-alone public entity" and explain the analysis you use to assess whether a company could be viable as a stand-alone public company.

4.   We note that Capitol Acquisition Management LLC ("the LLC") will purchase your warrants, and currently owns a substantial portion of your common stock. We also note disclosure indicating that Mr. Ein controls this entity. Please revise to include:

      a. The number of investors in the LLC;

      b. A statement indicating whether the LLC investors are accredited;

      c. A statement clarifying whether the LLC has other investments or was created for the purposes of investing in the SPAC; and,

      d. A statement indicating whether the LLC, or its investors may dispose of, dilute, or otherwise transfer the risk of ownership in the LLC or SPAC during the escrow period.

5.   Please revise to disclose whether any current member of your board or management team is currently, or has been, associated with other special purpose acquisition companies or other entities with business plans similar to yours.

6.   We note disclosure throughout your Form S-1 indicating that management may purchase additional shares in the company following the offering, and that these shares will be voted in favor of any business combination. Please disclose the

factors that would be considered by management in determining to make these purchases and determining the amount of these purchases, including any factors relating to the anticipated approval or disapproval of the business combination.

Summary

7.   On page one you disclose that your purpose is to acquire an "operating business or asset[.]" Please revise to indicate, if true, that any assets you purchase will constitute an operating business, or portion thereof, and thus require the presentation of financial statements in connection with the shareholder vote.

8.   Please revise your disclosure on page three, and throughout, to clearly indicate that while you will initially have $9.75 per share held in trust, there is no guarantee that investors will receive this amount upon dissolution, as creditor claims may take priority.

9.   Your page three disclosure indicates that the LLC is referred to as your "founder" and you appear to use that term in various restrictive clauses throughout your document. Please revise to indicate whether these terms are also applicable to Messrs. Ein, Fernandez, and Sodha.

10.   Please revise to indicate whether the proceeds of the warrant purchase will be available to converting shareholders in connection with the approval of a business combination.

11.   On page ten you disclose that, "[a]s a result of an increase in the size of the offering, the per share conversion or liquidation price could decrease …" Please revise to further explain how this result is possible if the increased amount of interest to be withdrawn from the trust is "proportionate."

12.   We note your disclosure on page 14, in the risk factors, and on page 53 that you may require converting shareholders to tender their shares prior to the consummation of your business combination. We note that the company has risk factor disclosure addressing the possibility that they will require shareholders to tender their shares in connection with the shareholder vote to approve a business combination and conversion process. Please revise, here and elsewhere, to provide additional discussion about this possibility. In issuing the following comments, please know that we are particularly concerned with the procedures that shareholders must follow in electing to convert their shares as well as the timeframe available to them to perfect their rights. Accordingly,

      a.   Please provide clear disclosure in the Summary and Business sections regarding the additional steps that must be taken to elect conversion. Currently the discussion is difficult to follow. Your revised disclosure should clarify the steps required for holders in "street name" to exercise their conversion rights.

b. Add clear disclosure explaining the reason for requiring that shareholders tender certificates prior to the vote, when there is no guarantee that conversion will occur. In this regard, add disclosure indicating, if true, that this potential tender requirement does not disadvantage investors when compared to the traditional method of tendering shares following the vote.

c. Clarify the basis of your belief, expressed on page 53, that the time period for tendering their shares, and perfecting their conversion rights, "is sufficient for an average investor" when the "time period varies on the specific facts of each transaction."

d. Revise your disclosure to indicate how long it will take the DWAC System to process a shareholder conversion request, and clarify whether shares will be considered tendered for conversion purposes based on a shareholder request to DWAC or upon delivery to the company.

e. Provide clear disclosure as to the minimum amount of time that will be provided between the mailing of the proxy and the date when the shares must be tendered for conversion rights. Explain whether the minimum amount would be sufficient for an average investor to meet the steps required to exercise their conversion rights. Clarify why investors who attend the meeting are not able to tender their shares in person at the time of the meeting.

f. Provide clear disclosure regarding any costs associated with tendering the physical or electronic shares and any other requirements or steps to elect conversion. In this regard, clarify whether the $35 fee charged by the transfer agent is per share or per transaction. Also, include a statement indicating that this fee, to the extent it is passed through, may discourage conversions and make it more beneficial for shareholders to simply sell their shares in the market. With a view to disclosure, tell us why shareholders are not being requested to transfer shares to the transfer agent a reasonable time after the meeting and approval of the transaction, so that no extraneous expenses or steps would be necessary on the part of shareholders transferring shares in the event the business transaction is rejected.

g. We note that these additional steps will make it more difficult for investors to elect conversion and are more likely to result in shareholders potentially not meeting all of the requirements for conversion. Please revise the

Summary and Business to contrast your procedures for conversion with the conversion process of the traditional SPAC, including any fees and steps that would be necessary even if conversions do not occur. Please add a risk factor highlighting the additional steps and differences between your procedures and the conversion feature of a traditional SPAC. To the extent you have considered whether the additional step may minimize conversions and avoid further indebtedness or possible rejection of the proposed transaction, revise to clarify. We may have further comment.

h. Revise to clarify whether the requirements that the physical certificate be provided to the transfer agent prior to the meeting applies to both the record holders and the holders in "street name."

Prospectus Cover Page

13. We note that you will consider a re-organization as an initial business combination. Please clarify whether this reference is to a bankruptcy related re-organization or some other form of re-organization.

Summary Financial Data, page 18

14. Please revise your disclosure here and elsewhere to indicate that the cash held in trust may be used to pay the cash portion of the purchase price or released to you as general operating cash in connection with your initial business combination.

Risk Factors, page 19

15. Please revise your page 20 risk factor, "If we are forced to liquidate …" to disclose the amount of funds (in both aggregate and per share amounts) initially being placed in the trust.

16. Please revise your page 22 risk factor, "If third parties bring claims against us …" to clarify, if true, that you are not obligated to have vendors or prospective targets, waive potential claims against the trust and address the factors management will consider in deciding whether to engage a party who refuses to waive claims against the trust. Also, we note that you have only one person who will be personally liable to indemnify the trust account. This appears lower than other SPACs, and may increase the risk to investors relative to a company that had more guarantors.

17.   Please revise your page 27 risk factor, "All of our officers and directors own shares …" to address the conflicts created by Mr. Ein's indemnification obligation. Also, revise to indicate that, because your directors have a lower cost basis in their investment, it allows them to profit from a deal even though the deal might be unprofitable for the public shareholders.

18.   Please revise your page 29 risk factor to indicate that your 30% conversion threshold will make it easier for you to gain approval of a business combination over stronger shareholder dissent when compared to the standard SPAC structure.

19.   Please clarify why it is unlikely that there will be a shareholder meeting prior to the consummation of the initial business combination, especially when your term is 24 months.

20.   Please revise your dilution related risk factor to better explain the concept to investors. In this regard, clarifying the term "pro forma net tangible book value" may be helpful.

21.   We note your disclosure in Note 2. Proposed Public Offering that "in no event (whether in the case of a registration statement not being effective or otherwise) will the Company be required to net cash settle the warrant exercise," please revise the risk factors on pages 30 and 31 to clarify this information regarding net cash settlement of the warrants.

Use of Proceeds, page 36

22.   Your disclosure on page 36 indicates that neither your management team nor their affiliates will "receive any compensation for their due diligence …" As due diligence is a specific activity it is unclear whether these persons may receive compensation from you for other activities. Please revise to indicate, if true, that management and its affiliates will not receive any compensation prior to, or in connection with, the consummation of your initial business combination.

23.   Please revise to indicate whether there is any limit on the amount of expenses that may be reimbursed to your management.

24.   Please clarify how the trust funds will be invested. In this regard your page 38 disclosure refers to funds not held in trust.

Proposed Business, page 46

25.   Please provide an expanded discussion under "Business Strategy." In this regard, your current disclosure appears to merely repeat the disclosure contained in the "Summary."

26.   Please revise to address whether you may invest in a company that is, or has been within the past five years, affiliated with your officers and directors.

27.   In addition, given your managements ties with private equity firms, revise to disclose whether you may invest in any portfolio company of any management affiliated entity. Finally, please disclose whether you may invest alongside any affiliated entity in pursuing a target.

28.   Please clarify the reference to "each public initial stockholder" on page 54 under conversion rights.

29.   Please clarify how a 30% conversion threshold would have prevented the approval of an initial business combination "that may otherwise be approved by a <u>large majority</u> of [y]our public stockholders." (emphasis added)

Conflicts of Interest, page 65

30.   Please revise to discuss the role, if any, Mr. Ein currently anticipates having at the with the company following the combination. In this regard, some discussion of his preferences and intentions is warranted.

31.   We note your disclosure, here and in the risk factors, that management has fiduciary duties to other companies which may present conflicts of interest with regard to the presentation of corporate opportunities. We believe that further disclosure is warranted. Accordingly, please disclose:

   a. A list of management affiliated entities for which a conflict is reasonably likely;

   b. A statement as to how such a conflict will be resolved (i.e., which entity will have priority, how long will that entity have to decide to pursue an opportunity);

   c. The procedures that the company will follow for resolving conflicts of interest, including a statement regarding whether you will file a Form 8-K under Item 5.05 to cover any waiver of the right of first refusal agreement or your existing disclosure on this issue;

   d. The terms of the right of first refusal agreement referenced in your disclosure – and file this agreement as an exhibit; and,

   e. Any other information that the company deems relevant.

32.   Please revise to discuss the relationship between Mr. Ein, Leland Investments, and Kastle Acquisition LLC. For example, but without limit, address:

    a. The nature of the management services provided to Kastle by Leland, including Mr. Ein's role in providing such services; and,

    b. Any other information deemed relevant to investors.

33.   Please clarify the practical meaning of your disclosure that your officers must present to you, "prior to presentation to any other entity, any business opportunity which may reasonably be required to be presented to [you] under the Delaware law, subject to any pre-existing fiduciary or contractual obligations …"

Certain Relationships and Related Transactions, page 69

34.   On page 69 you indicate that you may issue a stock dividend or require a capital contribution "in order to maintain [y]our founders' ownership at a percentage of the number of shares to be sold in this offering." Please revise to disclose the percentage.

Description of Securities, page 72

35.   Please revise your page 76 statement that, "[a]lthough the shares of common stock issuable pursuant to the sponsors' warrants will not be issued pursuant to a registration statement so long as they are held by …" to clarify the meaning of the statement.

Material U.S. Federal Income and Estate Tax Consequences, page 79

36.   On page 79.1 you state that it is unclear whether the common stock conversion feature will impact the applicable holding period requirements. Please revise to discuss this issue, and why it is unclear.

Underwriting, page 82

37.   We note your disclosure on page 82 that, "[i]f all of the units are not sold at the initial offering price, the representatives may change the public offering price and the other selling terms." Please clarify the meaning of this statement and reconcile it to your existing statements, particularly those concerning your Articles of Incorporation and trust fund provisions.

38.   Please revise to indicate, if true, that you have no current agreement to engage the underwriters for any purpose other than this Form S-1.

Exhibits

39.   We note that the company has not filed any of its exhibits in connection with its
        Form S-1. Please understand that we review, and frequently comment upon, these
        exhibits. Consequently, we request that you file these exhibits as early in this
        process as possible to facilitate this review.

Other

Updating

40.   Your attention is directed to section 210.3-12 of Regulation S-X and the possible
        need for updated financial statements and related disclosures.

Accountant's Consent

41.   You are reminded that a currently dated consent of the independent accountants
        with typed signature should be included in any amendment to the registration
        statement. In this regard, the consent of the accountants should not refer to
        incorporation by reference because the report is contained within the prospectus
        and registration statement.

Closing Comments

        As appropriate, please amend your registration statement in response to these
comments. You may wish to provide us with marked copies of the amendment to
expedite our review. Please furnish a cover letter with your amendment that keys your
responses to our comments and provides any requested supplemental information.
Detailed cover letters greatly facilitate our review. Please understand that we may have
additional comments after reviewing your amendment and responses to our comments.

        We urge all persons who are responsible for the accuracy and adequacy of the
disclosure in the filings reviewed by the staff to be certain that they have provided all
information investors require for an informed decision. Since the company and its
management are in possession of all facts relating to a company's disclosure, they are
responsible for the accuracy and adequacy of the disclosures they have made.
otwithstanding our comments, in the event the company requests acceleration of the
effective date of the pending registration statement, it should furnish a letter, at the time
of such request, acknowledging that

        ·   should the Commission or the staff, acting pursuant to delegated authority,
              declare the filing effective, it does not foreclose the Commission from taking any
              action with respect to the filing;
        ·   the action of the Commission or the staff, acting pursuant to delegated authority,

> in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and
> - the company may not assert this action as defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may contact Maureen Bauer (202) 551-3237 if you have questions regarding comments on the financial statements and related matters. Questions on other disclosure issues may be directed to Jay Williamson at (202) 551-3393.

Sincerely,

John Reynolds
Assistant Director

cc.   David Miller
Fax: (212) 818-8881